UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2021

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

5 Oppenheimer St.

Rehovot 7670105, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of the Registrant’s (i) Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2021, which is attached hereto as Exhibit 99.1; (ii) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2021, which is attached hereto as Exhibit 99.2; and (iii) Press release issued on September 15, 2021, titled “G Medical Innovations Holdings Ltd. Reports Financial Results for the Six Months Ended June 30, 2021, with Revenue up 45.5%, which is attached hereto as Exhibit 99.3”

EXHIBIT INDEX

Exhibit No.

99.1	G Medical Innovations Holdings Ltd.’s Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2021.

99.2	G Medical Innovations Holdings Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2021.

99.3	Press release issued by G Medical Innovations on September 15, 2021, titled “G Medical Innovations Holdings Ltd. Reports Financial Results for the Six Months Ended June 30, 2021, with Revenue up 45.5%.”

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovation Holdings Ltd.

Date: September 15, 2021	By:	/s/ Yacov Geva
		Name:	Dr. Yacov Geva
		Title:	Chief Executive Officer

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